Exhibit 99.1
Qiao Xing Universal Telephone, Inc. Divested its Indoor Phone and
Lower-end Mobile Phone Businesses
     HUIZHOU, China, Dec. 2 /PRNewswire-Asia-FirstCall/ — Qiao Xing Universal Telephone, Inc. (Nasdaq: XING) (“the Company” or “XING”), an emerging Chinese resources company headquartered in Huizhou, Guangdong Province, today announced that it has entered into an agreement dated November 30, 2009 (the “Agreement”) to sell its indoor phone and lower-end mobile phone business subsidiary Qiao Xing Communication Holdings Limited (“QXCH”) to Dragon Fu Investment Limited (“DFIL”).
     The total purchase price consideration is approximately US$10,989,000 (or approximately RMB75 million), of which US$7,692,300 has been paid at the closing and the remaining US$3,296,700 shall be paid on or before December 31, 2009. The total purchase price is referenced to an appraisal report issued to the Company, as well as negotiation between the parties. In addition, in accordance with the Agreement, DFIL undertakes to repay as a primary obligor, or to cause QXCH’s subsidiary to repay, the outstanding loan of RMB235,901,153 which was due from QXCH’s subsidiary to the Company as of August 31, 2009, in full to XING in three instalments but no later than twelve (12) months from the date of this Agreement.
     “This transaction is another important step in the execution of our strategy to focus our business in the resources industry in China,” commented Mr. Wu, Chairman and CEO of the Company. “We will use the proceeds from this sale and the repaid loan to pursue additional resource-focused opportunities. In addition, we may spin-off our higher-end mobile phone business by distributing our shares in Qiao Xing Mobile Communication Co., Ltd. (NYSE:QXM) to XING’s shareholders at the appropriate time, thus completing our transition into a focused resources business in China.”
     DFIL, an independent third-party holding company, is planning to enter into China’s consumer electronics industry. QXCH, through its Chinese operating subsidiary, has primarily specialized in the indoor phone and lower-end mobile phone businesses. Although it has recorded significant losses for 2008, QXCH still provides DFIL with an attractive entry point to the broad Chinese market.
     About Qiao Xing Universal Telephone, Inc.
     Qiao Xing Universal Telephone, Inc. is an emerging Chinese resources company headquartered in Huizhou, Guangdong Province, China. The Company was previously one of the leading players in the telecommunication terminal products business in China, but made the strategic decision to diversify into the resources industry in 2007. In April 2009, the Company acquired 100% equity interest in China Luxuriance Jade Company, Ltd (“CLJC”). CLJC, which, through its wholly owned Chinese subsidiaries, owns the rights to receive the expected residual returns from Chifeng Haozhou Mining Co., Ltd. (“Haozhou Mining”), a large copper-molybdenum poly-metallic mining company in Inner Mongolia, China. Since then, the Company has further refined its strategy to become a pure resources company and is actively seeking additional acquisition targets in the resources industry.

     Safe Harbor Statement
     This announcement contains forward-looking statements, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. In some cases, these forward-looking statements can be identified by words or phrases such as “aim,” “anticipate,” “believe,” “continue,” “estimate,” “expect,” “intend,” “is /are likely to,” “may,” “plan,” “potential,” “will” or other similar expressions. Statements that are not historical facts, including statements about Qiao Xing Universal Telephone, Inc.’s beliefs and expectations, are forward-looking statements.
Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward- looking statement. Information regarding these factors is included in our filings with the Securities and Exchange Commission. Qiao Xing Universal Telephone, Inc. does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release is as of December 2, 2009.
     Company Contact:
Mr. Rick Xiao, Vice President
Email: rick@qiaoxing.com
Phone: +86-752-282-0268
     CCG Investor Relations Contact:
Mr. Ed Job, Account Manager
Email: ed.job@ccgir.com
Phone: +1-646-213-1914 (NY office)
SOURCE Qiao Xing Universal Telephone, Inc.